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          This document consists of one cover page and two pages.
                    SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                              SCHEDULE 13G
                 Under the Securities Exchange Act of 1934
                            Amendment No. 15

                                 RLI Corp.
                              Name of Issuer

                        Common Stock $1.00 Par Value
                        Title of Class of Securities

                                 749607 10 7
                                CUSIP NUMBER
                     ____________________________________

                   No Fee is being paid with this statement.
                     ____________________________________

     1)     Name of Reporting Person and Social Security Number:

            Gerald D. Stephens, Social Security Number ###-##-####

     2)     Check appropriate Box if Member of a Group:

            Not applicable

     3)     SEC use only

     4)     Citizenship:

            United States

     Number of Shares Beneficially Owned by Reporting Person with:

     5)     Sole Voting Power:

            702,741 Shares

     6)     Shared Voting Power:

            As of December 31, 1999, the RLI Corp. Key Employee Excess Benefit Plan has allocated 44,786 shares and the Executive Deferred Compensation Plan has allocated 3,083 shares of the Common Stock of RLI Corp. to the account of Gerald D. Stephens. All such Common Stock in said Plans is voted by RLI Corp. Gerald D. Stephens is President and Chief Executive Officer of RLI Corp. All beneficial interest in such Common Stock is otherwise vested in the Reporting Person or his designated beneficiary. RLI Corp. and the Trustee disclaim beneficial ownership in the Common Stock owned by the Key Employee
            Excess Benefit and Executive Deferred Compensation Plans.

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     7)     Sole Dispositive Power

            702,741 shares

     8)     Shared Dispositive Power:

            The RLI Corp. Employee Stock Ownership Plan and Trust ("ESOP") owns 1,255,670 shares (12.7%) of the Common Stock of RLI Corp. Under the terms of the ESOP, RLI Corp., as Plan Administrator, determines the distribution of shares according to the provisions of the Plan to eligible vested participants or their beneficiaries. Gerald D. Stephens is President and Chief Executive Officer of RLI Corp.

     9)     Aggregate Amount Beneficially Owned by Reporting Person:

            819,112

            Note: Mr. Stephens has the right to acquire 68,502 shares of Common Stock through the RLI Corp. Incentive Stock Option Plan.

    10) The amount in row (9) excludes certain shares as to which beneficial ownership is disclaimed.

            75,864

            Note: Mr. Stephens disclaims any beneficial interest in the 35,178 shares owned by his wife, Helen M. Stephens; 12,927 shares owned by his grandchildren, in uniform transfer to minors accounts of which he is custodian; and 26,031 shares owned by the Gerald and Helen Stephens Foundation. Upon the death of his father, Gerald D. Stephens became trustee of a trust which owns 1,728 shares of Common Stock. Mr. Stephens' mother is entitled to the income and corpus of the trust, and Mr. Stephens disclaims any beneficial interest in the trust.

     11)    Percent of Class Represented by Shares Beneficially Owned:

            8.3%

     12)    Type of Reporting Person:

            IN

Item 1(a)   Name of Issuer:

            RLI Corp.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            9025 North Lindbergh Drive, Peoria, IL  61615

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Item 2(a)   Name of Person Filing:
            Gerald D. Stephens

Item 2(b)   Address of Principal Business Office:

            9025 North Lindbergh Drive, Peoria, IL  61615

Item 2(c)   Citizenship:

            United States

Item 2(d)   Title of Class of Securities:

            Common Stock $1.00 Par Value

Item 2(e)   CUSIP Number:

            749607 10 7

Item 3      This statement is filed pursuant to Regulation 13D-G,
            Section 13d-1(c).

Item 4      Ownership:

            Incorporated by reference to Items 5) through 11) of the cover page

Item 5      Ownership of Five Percent or Less of a Class:

            Not applicable

Item 6 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
            Company:

            Not applicable

Item 7      Identification and Classification of Members of the Group:

            Not applicable

Item 8      Notice of Dissolution of the Group:

            Not applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gerald D. Stephens
______________________________
    Gerald D. Stephens
Date:  01/28/00